Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

Below are excerpts from a transcript of the Q2 2019 Avon Products, Inc. (“Avon”) Earnings Conference Call that occurred on August 1, 2019.  An audio replay of this presentation was made available on Avon’s Investor Relations website (http://investor.avonworldwide.com) on August 1, 2019.

CORPORATE PARTICIPANTS

Amy Greene, Avon, Chief Communications Officer and Vice President, Investor Relations
Jan Zijderveld, Avon, Chief Executive Officer
Gustavo Arnal, Avon, Chief Financial Officer
Miguel Fernandez, Avon, Global President

CONFERENCE CALL PARTICIPANTS

Ashley Helgans, Jefferies
Ali Dibadj, AllianceBernstein L.P.

PRESENTATION

Operator:

Greetings, and welcome to Avon’s Second Quarter Earnings Conference Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require Operator assistance during the conference, please press star then zero on your telephone keypad. As a reminder, this conference is being recorded.

The Company will use slides to support today’s prepared remarks. The slides will be visible via the webcast available on the Company’s Investor Relations website. A downloadable PDF of the presentation will be made available following the call.

During the call today, the Company will reference certain non-GAAP financial measures, which they believe to be useful to investors, although they should not be considered superior to the measures presented in accordance with GAAP. A reconciliation of these non-GAAP financial measures to their comparable GAAP measures is included in the Appendix of the webcast and in the Company’s earnings release. Both are located on the Investor Relations section of the Company’s website.

The call will also contain forward-looking statements that concern the Company’s business and financial strategies. These statements involve risks and uncertainties which are detailed in the cautionary statement available in today’s slides, on the Company’s Investor Relations website, and in the Company’s SEC filings.

I’ll now turn the conference over to Amy Greene, Chief Communications Officer and Head of IR. Ms. Greene, you may begin your conference.

Amy Greene, Avon, Chief Communications Officer and Vice President, Investor Relations:

Good morning, and thank you for joining us to review Avon’s Second Quarter 2019 Results. I’m here with Jan Zijderveld, Avon’s CEO, Gustavo Arnal, Avon’s CFO, and Miguel Fernandez, Avon’s Global President. Jan, Gustavo and Miguel will take you through our progress and our second quarter results, and then we will move to a Q&A session. Slide 4 has this morning’s agenda.

I will now hand the call over to Jan.

Jan Zijderveld, Avon, Chief Executive Officer:

Thanks, Amy. Good morning, everyone, and thank you for joining us today. We will start with an update of the quarter two financial results with Gustavo. Then Miguel will give you an update on our representatives and markets, and I will close with an update on our Open Up Transformation.

Before I hand over to Gustavo, let’s take a look at our strategy, which we have been executing against over the past year.

Moving to Slide 5; this chart outlines our three focus areas. In 2018, we began to reset this business, restore our competitiveness, and modernize the core business model. We took decisive actions where we identified clear opportunities and the need for change, all while transforming our culture, injecting new talent, becoming more agile and more external. In other words, we Opened Up.

In 2019, it has been all about executing the plan. We are making steady progress as we improve productivity, strengthen brand relevance and value, become simpler and much more cost-competitive as we move forward the transformational deal we have announced with Natura & Co.

[...]

Jan Zijderveld, Avon, Chief Executive Officer:

Moving to Slide 32; during the second quarter, we announced that we entered into a merger agreement with Natura. The parties expect closing to occur early 2020, and we have been doing the necessary work to satisfy the customary closing conditions, which include shareholder approval and the approval of antitrust authorities, especially in certain jurisdictions like Brazil.

We are excited to help to create the fourth largest pure play beauty group, and a leader in direct selling channels. Avon is committed to delivering significant value for our shareholders by executing the Opening Up strategy, and preserving liquidity ahead of the early 2020 closing target. On Slide 33, we believe this transformational transaction will accelerate our Opening Up strategy. We will create a leading direct-to-consumer global beauty Company.

The combined business will have more brand power and value, with a bigger and more premium portfolio of brands, supported with more innovation and R&D muscle. The business will have an expanded global footprint and scaled presence across 100 countries, with a combined revenue around $10 billion. The new Company will be able to accelerate the digital agenda and scale e-commerce, and step change advanced analytics to truly build the digital social selling business for the future. Finally, we are targeting the additional synergies of between $150 million and $250 million.

[...]

QUESTIONS AND ANSWERS

[...]

Operator:

Thank you. Your next question comes from Ali Dibadj from Bernstein. Go ahead, please.

Ali Dibadj, AllianceBernstein L.P.:

Hey, guys. I have a couple questions. One is, if I were a Natura shareholder, how would you expect me to look at this quarter, in terms of margins up so much, productivity, that’s good, but top line much lower. I totally understand the transformation; I get the focus on profitable sales, getting rid of bad habits. But wouldn’t a Natura shareholder want to see more investment into the business, on things that are actually giving you better returns, to ensure that the Avon brand isn’t further damaged, or maybe even irreparably damaged before they take it on?

Jan Zijderveld, Avon, Chief Executive Officer:

Okay, thanks, Ali. The key is that the Natura shareholder—would be aligned with any shareholder, is that we’re resetting the business and rebuilding the fundamentals. It is partly money, but it’s, above all, the activity streams that we’re putting place.

First and foremost, we’re investing strongly in the brand. If you think of what we’re doing to modernize the brand, to make the brand more attractive and easier to sell, in terms of the look and feel of our brochures—in many countries, bigger brochures, better brochures, better photography, better look and feel, a significant step-up in the level of innovation. In terms of the level of innovation, 20% more; in terms of the quantity of innovation, but also, and more importantly, this is the quality of innovations. Again, and I’m talking to the sales leaders and zone managers when I travel again, they are, all of them, seeing without fail a real step-up in the quality of the brand and the quality of the execution and the quality of the innovation coming through. That is exactly the sort of things that I think any shareholder would want to see, so a deliberate strengthening of the brand.

The second one is the digitization of the business. We’re putting, and rebuilding the fundamentals to give her the tools, the training, the better technology for her to run a better business. That suite of new tools that I talked about is now being rolled out to more and more countries, and of course, we’ve got to drive the adoption, but at least we’re putting in place all the fundamentals to build a stronger, better business for her.

Then probably the third point is the investment in training. There’s real deliberate investment in training, the quality of training, the more segmented training, so whether it’s face-to-face through the full-time rep or the part-time rep, more digital training to the fans and to the wider population. These are all activity streams that strengthen the brand, drive productivity, and reset and reboot direct selling.

As part of that, because we’re doing that, we can reduce and wean off of some of the unsustainable sales practices that we were doing, the unhealthy way of driving the business forward. Miguel can talk about many examples, as I can, that we’re really trying to wean off and get that balance right, to build a better and stronger business.

Then the fourth thing, obviously, we work up, we build a more efficient machine. We really work hard to reduce SKUs, and not just reduce SKUs but build a portfolio with a clearer brand hierarchy of differentiated pricing, build brands that are filling the different segments, and build a destination portfolio for each of our subcategories. We’re not only taking out cost and reducing complexity, but we’re also building a better destination portfolio to get to it.

Ali, it’s more than numbers. It’s really rebuilding the fundamentals of the business to build a healthier and stronger, more sustainable Company.

Gustavo Arnal, Avon, Chief Financial Officer:

It’s all about that point of sustainability. Our margins, where they were in the past, and our cash flow generation where it was in the past is not sustainable going forward. Part of the reset is seeing the implications of pricing and the implications on unit. Just to give you a sense, 85% of the unit loss we saw in the quarter was from lower priced items and below average margin items. It is painful when you look at it functionally in this quarter, but looking forward as a shareholder, and as Jan said, any shareholder, it’s a much more sustainable and healthier business.

Ali Dibadj, AllianceBernstein L.P.:

It’s a very helpful explanation. If you permit me to push a little bit on it, I’m not arguing that you’re not making some of the right investments for sure, in terms of digitization, in terms of elevating the brand. My argument is perhaps that you should be doing more and more quickly, i.e. don’t push as much on margins going up, and push more on the investment. Maybe let’s take that last point on price/mix for a moment.

The Company’s been trying to elevate the price/mix for quite some time with innovation, and I don’t expect you guys to—this new team to talk about all the ills of the past, but the volumes for the Company, the units for the Company, have been slight to down for a remarkably long time, basically 2011 as I was just looking at the model as you were answering the question. In 2011, volumes for Avon International have been down or flat since 2011, as pricing was trying to go up. It suggests that the demand elasticity isn’t very good; it suggests that the brand, exactly as you described, needs some rejuvenation. It’s not just a one quarter, down 14% volume, up 9% price/mix, it’s a long, long, long time.

I guess I’m on board with the sustainability question, but I just wonder whether you should be doing more in terms of the investment today, now, this past quarter—particularly as you hand it off to Natura so that they can do their own synergies and cost savings and everything else that they do, and actually try to resuscitate more quickly. Does that concern resonate with you?

Jan Zijderveld, Avon, Chief Executive Officer:

First and foremost, I think our pricing model and our pricing work, and what we’re calling our revenue growth toolbox is much more sophisticated than, I would argue, in the past. It is about doing bigger and better innovation, which allow you to price up a little bit more, which we’re doing. We’re pricing about 37% higher because our innovations are better, driving mix in a much more deliberate way, so driving the fragrance category harder, driving the skin category harder. In fact, that’s what’s happening as well.

Nuancing and simplifying some of the promotional mechanisms; we were just layering promotion over promotion, so it is a much more holistic, sophisticated way of looking at pricing. I don’t think that—over time, certainly, that pricing is the direct driver of the unit losses. I mean, we’re losing some of the units, partly because we lost some reps, because of the unsustainable quality recruiting that we did, and maybe there’s some level of elasticity. But I am of the school that the better we get at really driving this price/mix, that actually the volume tradeoff isn’t there, and that is as core a belief as I have.

But it is a holistic way of managing that, which we are starting to get right, which is a muscle that we are building. I don’t think it is just linear, you increase price, you lose volume. No, if you do it properly, with all the levers we’re talking about, that should move in the right direction and strengthen the brand.

Miguel Fernandez, Avon, Global President:

Ali, this is Miguel. Let me just add a little bit of color. The previous recruiting narrative that we had in the Company for many years was, come to Avon because you’re going to get great products at the best price. In many cases, we were recruiting a consumer that was looking for a discount.
A lot of what you’re seeing in this healthier business, intentional business practices change. It’s a changing narrative to recruit someone that is interested in building a business. We are going to be—gradually, we’re stepping away from that discount seeker into a more business builder. Our model is going to be more resistant to price changes, the more we train and the more we team up as an entity between that rep that is trying to make a business, and us. That’s how we are going to be working much better together, and that’s how you’re going to—we’re going to start depending less on that elasticity that you referred to.

Ali Dibadj, AllianceBernstein L.P.:

Okay.

Gustavo Arnal, Avon, Chief Financial Officer:

We continue investing in the business, Ali. There’s no doubt on that. Our business plan is being looked at jointly with Natura, and it will be more and more so as we get into integration planning, etc.

Jan Zijderveld, Avon, Chief Executive Officer:

Yes, I think the only that—the qualitative comment is, I’ve been—you know I travel a lot, and I’m getting amazing feedback of people, literally, who said, compared to a year ago, this Company feels different, this brand feels different. We see you on digital, we see cool events, we see you in shopping malls. That brochure looks cleaner and better, the photography is looking younger. The markets are saying, wow. We’re getting so much innovation that, how do we, in effect, manage it all? That is such a different machine that allows us then to price, that allows people to sell the products based on something more than just it’s on promotion or it’s cheap.

I think that move is starting to really ooze through the Company. I’m confident that model is the right model. Obviously as we go along, we’ll get better and better at it, but we start sensing, that is making a huge difference, Ali.

Ali Dibadj, AllianceBernstein L.P.:

I appreciate that. If I could just ask one more, at your Investor Day, I think this year was the year you said you were going to stabilize the business. Stable revenue, I think that means flattish, organic sales growth, margin improvement, is how you termed “stabilized”. Are you still of the belief that that can happen this year?

Jan Zijderveld, Avon, Chief Executive Officer:

What we said last time, last quarter, we’re going to stem the decline. I think this is all about a really careful balancing act. We want to improve the profitability, we do want to improve the margins, but through strengthening our brand and improving the quality of our sales machine. This is a careful balancing act, and that’s where we’re, I think, making steady progress.

At the same time, we continue to drive productivity. We stem the decline, improve the margins, improve the profitability, and get the right balancing of the KPIs that we set out in quarter one as well.

Gustavo Arnal, Avon, Chief Financial Officer:

But Ali, I wouldn’t be surprised if, in Q3 and Q4, revenue was still down.

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this letter that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon Products, Inc. (“Avon”, “we” or “us”) and Natura Holding S.A. (together with Natura Cosméticos S.A., “Natura &Co”); our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.